EXHIBIT 14

PANHANDLE OIL AND GAS INC.

AND SUBSIDIARIES

CODE OF ETHICS AND BUSINESS PRACTICES

Updated March 7, 2018

GENERAL PRINCIPLES

Our ethics policy is simple:  we must each conduct all Company activity with the highest level of integrity and ethics, complying with the letter and the spirit of all applicable laws and regulations.  In other words, we should avoid doing anything that may be, or even appear to be, illegal, unethical or improper and all employees should endeavor to deal fairly and honestly with the Company’s business partners, suppliers, competitors and fellow employees.  In this way, we will uphold our common values of HONESTY, INTEGRITY, RESPECT AND ACCOUNTABILITY. All conduct inconsistent with this policy is prohibited.

The purpose of this Code is to describe our standards of ethics and business practices.  These standards apply to all officers and employees of the Company as well as to our Board of Directors.  As representatives of the Company, we should each be personally committed to demonstrating the highest standards of ethical business conduct, which includes obeying the spirit and letter of all applicable laws and regulations.

OBLIGATIONS OF EACH EMPLOYEE

Understand the Code and the Law

We all have a responsibility to make sure our ethics and business practices program works.  To fulfill this responsibility, you should:

➢	Read this entire booklet thoroughly and become familiar with it.
➢	Read the formal policies noted in the Code.
➢	Learn about the areas of law that impact your job and think about how compliance issues affect your job, and plan for them.

If you do not understand something in the Code, please seek out assistance from the President or a Vice President.

Comply With the Code, Company Policies and the Law

Each employee, officer and Director must comply with the spirit and the letter of the Code, our Company policies, and all applicable laws and regulations.  For employees this is a condition of continued employment.  Failure to comply will result in disciplinary action, which may include termination.  Continued activities that violate the Code or the Company’s policies are prohibited unless specifically approved in advance by a Vice President, or, in the case of an executive officer or Director, the Board of Directors.

To the extent that the Board of Directors or a committee of the Board of Directors determines to grant any waiver of this Code for an officer or director, the waiver must be disclosed to shareholders within four business days of such determination. Disclosure must be made by distributing a press release, providing website disclosure, or by filing a current report on Form 8-K with the Securities and Exchange Commission.

Communicate Actual or Suspected Violations

We should all be alert and sensitive to situations that could result in violations of the Code, our Company policies or the law.  Each employee has an obligation to report any conduct that may constitute such a violation.

Generally, such matters should be raised first with a Vice President. This may provide valuable insights or perspectives and encourage resolution of problems within the appropriate area.  However, if you are uncomfortable bringing this matter up with a Vice President, or you do not believe the Vice President has dealt with the matter properly, you should raise the matter with the President.  In addition, you can report concerns on an anonymous basis to our outside legal counsel, Beverly Vilardofsky (Phillips Murrah P.C.) at 405-552-2484.  All inquiries reported will be handled on a confidential, “need-to-know” basis.

In addition, each employee should promptly report any issues relating to the Company’s accounting, auditing or internal controls to our outside legal counsel, Beverly Vilardofsky, at 405-552-2484.

Regardless of how a report is made, no employee will suffer any retaliation of any kind for reporting in good faith a violation of the Code, any Company policy or the law.  In addition, no employee will suffer any retaliation for filing any complaint with any Federal or local government agencies or for exercising any legal right.

How Can You Be Sure That You Are Doing The Right Thing?

No matter what your job, you make decisions every day that affect the Company and your co-workers.  Sometimes, circumstances can blur the line between right and wrong.

When in doubt, you should ask yourself:

➢	Do I have all the information I need to make a good decision?
➢	Does my decision appear inappropriate or dishonest?
➢	Am I complying with the intent of the Company’s policies?
➢	How would the Company react?
➢	Have I discussed it with the President or a Vice President?
➢	What could the impact on the Company be as a result of my actions?
➢	Does it hurt anyone?
➢	Does it feel right?
➢	Would I want to read about it on the front page of the newspaper?

If your answer to any of these questions do not sit well with you, it may be that whatever you are considering is the wrong thing to do.  If this is the case, you should reach out for help.

POLICIES AND PRACTICES

Below are summaries of key Company policies relating to ethics and business practices.  Compliance with these policies is a condition of each employee’s continued employment.

CONFLICTS OF INTEREST

Conflicts of interest arise when there is opportunity for direct or indirect personal gain beyond the usual rewards of employment or when an employee’s interests (or the interests of a member of his or her family) collide with the interests of the Company.  Conflict situations arise whenever there is doubt about an employee’s ability to act in an objective manner.  Each employee, officer and Director must avoid doing anything that compromises or appears to compromise his or her judgment, or that places or appears to place his or her personal interests and the Company’s interests at odds.

Conflicts of interest can arise whenever you hold a significant interest in, engage in outside work for, or receive any personal benefit or gift, direct or indirect, from, any of our operators, purchasers, partners, joint interest owners, vendors, suppliers, contractors, customers, or competitors.  Conflicts also arise when you compete with the Company or when you are presented with a business opportunity that is received by reason of your position with the Company and in which the Company may be interested.

It is impractical to list every activity or interest that might constitute a “conflict of interest.”  There are also many borderline situations that need evaluation based on all relevant information.  When in doubt, ask the President or a Vice President.

The following are typical conflict of interest situations and our Company policy with respect to such situations:

Loans

Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipient of such loans or guarantees, depending on the facts and circumstances.  Loans by the Company to, or guarantees by the Company of obligations of, any director or executive officer or their family members are expressly prohibited.

Outside Work

Company policy requires that associates not work for, or conduct any outside business with, a competitor.  Employees may not be engaged in any manner by a competitor of the Company.

Gift and Business Entertainment

Accepting gifts or entertainment from those our Company does business with, could be perceived to influence decisions or create a sense of obligation.  Also, offering gifts and entertainment can raise similar issues.  To ensure the highest level of objectivity in dealing with the Company’s operators, purchasers, partners, joint interest owners, vendors, suppliers, contractors, competitors and agents, and to avoid the appearance of impropriety, you should not accept or offer any gift or entertainment unless it:

➢	Is unsolicited and offered infrequently;
➢	Does not involve special treatment, such as free services, special discounts, or other special favors;
➢	Is reasonable in its value and scope, and in good taste;
➢	Is customary and part of your normal business practices to accept or offer such item;
➢	Does not impose or create the appearance of imposing a sense of obligation on either the giver or the recipient; and
➢	Would not create the appearance that the associate’s business judgment could be influenced.

You should use your good judgment in this area.  If you have any issue in this area, or if any person or company repeatedly offers such items, you should consult with the
President or a Vice President.   The Company’s CONFLICT OF INTEREST POLICY provides more detail and direction on these matters.

COMPANY INFORMATION, RECORDS AND PROPERTY

Company property, including Company information, equipment, funds, supplies, facilities and other assets, as well as services and labor of other Company employees, must be used only for legitimate business reasons on behalf of the Company.  Employees may not take for themselves personally opportunities that are discovered through the use of Company property or information or which arise by reason of your position at the Company.   All Company records must be kept fully and accurately, and Company confidential information must be protected at all times.

Confidential Company Information

During employment with the Company, employees will learn, work and be entrusted with confidential information relating to the Company’s operations, financial condition and proposed new business and transactions (including acquisitions).  This information is generally not known outside of the Company.  Some examples of information that is confidential include financial information, business projections, oil and gas reserve information on new wells, geologic prospects developed internally, drilling plans and results, suppliers, personnel records and any information that is marked confidential.  Because this information has substantial value to the Company, employees, officers and Directors must not disclose any confidential information, even inadvertently (for example, through conversations at golf courses, in elevators or restaurants), to any unauthorized person in or outside the Company, except where disclosure is expressly authorized or required or permitted by applicable law. This obligation continues after your employment ends.  Upon termination of employment, all Company property and information should be returned to the Company.  Employees should contact the President or a Vice President if they are not sure what is considered confidential information.

Maintaining Accurate Books and Records

Each employee must maintain accurate and complete business records of all of the Company’s operations.  It is against Company policy, and in some circumstances illegal, for any employee to cause Company books and records to be inaccurate in any way.  Some examples of prohibited record keeping include making the records appear as though payment were made to one person when in fact they were made to another, setting up unauthorized funds or accounts and submitting expense accounts that did not accurately reflect the true nature or amount of the expenses.  Any questions in this area should be directed to the Company’s Chief Financial Officer.

We must all be sure that our Company provides full, fair and accurate, timely and understandable disclosure in all reports and documents filed with the Securities and Exchange Commission and other regulatory agencies, as well as in all public communications and disclosures made by the Company.  Employees should also immediately inform the Company’s Chief Financial Officer of any significant issues they become aware of relating to our Company’s accounting or auditing policies or practices, or our financial statements or public disclosures.  This is important, as management must inform the Audit Committee of the Board of Directors of any such issue immediately after becoming aware of the issue.

Bribes and Kickbacks

We do not authorize and will not condone any payment by any employee to any third party which is in the nature of a bribe, kickback for obtaining any business or otherwise bestowing a special favor on the Company or its employees.

Gifts or payments may not be offered or given on behalf of the Company to any government official, political party or candidate for public office either in the U.S. or abroad.  Such payments may be in violation of Federal law and could result in the imposition of fines or imprisonment, or both.

Representing the Company

Someone could approach you, innocently or otherwise, for information regarding the Company. No employee should, under any circumstances, act as a potential spokesperson for the Company in response to inquiries by the news media, financial analysts or other similarly interested persons.  Employees should not grant interviews or release statistical or printed information of any kind.  If you are approached for information, you should politely forward all requests to the President.

Company Systems:  Electronic Media and Services

Company-supplied systems, including our computer systems, the Company e-mail system, telephones, voice mail, fax machines, on-line services, and Internet access, belong to the Company and not to employees.  Use of these systems for personal reasons in any manner that is abusive, excessive or unauthorized is against Company policy.  We reserve the right to monitor and audit each employee’s use of the Company’s systems, including e-mail and the Internet.  Use of these systems constitutes your consent to such auditing and monitoring.

Use of the computer systems to make, download or forward discriminatory, harassing, derogatory, obscene, defamatory, threatening or offensive remarks to other people or groups is prohibited.  This could include “humor” messages.  In addition, downloading, transmitting, or creating, through the Internet or otherwise, material that is offensive or illegal because of characteristics such as race, sex, sexual orientation or national origin is strictly prohibited.  Also, participation in Internet “chat rooms,” even during non-working hours, in any manner that may reflect negatively on the Company or that may result in the disclosure of Company information is prohibited.  In addition, you may not download to the Company computer system any software not provided to you by the Company.

Privacy of Personal Information

Records containing information about employees, operators, purchasers, partners, joint interest owners, vendors and suppliers must be kept confidential.  Access to such records is limited to those employees with a specific need to use the information in the performance of their duties.

Corporate Opportunities

All employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position.  No employee may use corporate property, information, or position for improper personal gain, and no employee may compete with the Company directly or indirectly.  Each employee owes a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.

Conduct in the Workplace

We are committed to providing a safe, diverse and tolerant work environment, free of discrimination and harassment of all kinds.  As a Panhandle Oil and Gas Inc. employee, you are expected to treat others with the same respect, cooperation and dignity you wish for yourself.  No discrimination or harassment of any Company employee will be tolerated.

Equal Employment Opportunity and Affirmative Action

We are committed to affirmatively provide equal employment opportunity to all employees and qualified applicants, without regard to race, color, ancestry, national origin, religion, sex, marital status, age, legally protected physical or mental disability, status in the uniformed services of the United States, status as a disabled veteran or on any basis protected under applicable law.

Our policy of equal opportunity affects all employment practices, including, but not limited to,

recruitment, employment, job assignments, training, compensation, benefits, promotions, transfers, layoffs, and termination.  Employment decisions are based on job-related experience and/or education requirements, an individual’s qualifications and the ability to perform the duties of the specific job.

Sexual and Other Workplace Harassment

We will not tolerate harassment in the workplace in any form or in any manner, including,

without limitation, sexual harassment.  We believe that all associates should enjoy a working environment that is free from discrimination, harassment and intimidation.  This applies to all of our employees, applicants, vendors, contractors, visitors or guests.

Workplace harassment is any verbal or physical conduct that unreasonably interferes with another employee’s work performance, creates an intimidating, offensive or hostile environment, or adversely affects employment opportunities.  This includes any such conduct that involves use of e-mail or the Internet.  Sexual harassment is behavior of a sexual nature that is not welcome by another and is personally offensive, debilitates morale, creates an intimidating, offensive, or hostile environment, or otherwise adversely affects the employment opportunities of our employees or interferes with work effectiveness.

This policy applies to all Company functions and all times and places where employees are functioning in a Company-related activity or are required by the Company to be present.

The Company will investigate claims and, where appropriate, take corrective action.  Any employee who believes that he or she is the subject of harassment should promptly inform the President, a Vice President or outside legal counsel, Beverly Vilardofsky, at 405-552-2484.  Anyone employed by the Company who engages in harassment does so in violation of Company policy.

Violence in the Workplace

The safety and security of our employees is of paramount importance.  Threats, threatening behavior or acts of violence against employees, visitors, guests or others by anyone on Company property or while representing the Company will not be tolerated.  Violations of this policy will lead not only to disciplinary actions, which may include dismissal, but also to arrest and/or prosecution.  Any employee who engages in such behavior will be removed from the premises as quickly as safety permits, and will not be allowed to return pending the outcome of an investigation.

GOVERNMENT and REGULATORY INVESTIGATIONS and LEGAL ACTIONS and PROCEEDINGS

The Company’s policy is to cooperate fully with any government or regulatory investigation or inquiry and any legal action or proceeding.  Appropriate handling of these matters is important for all of us as the laws regulating our business provide for civil and criminal penalties that may apply to the Company and individuals who violate the law.

Employees should never, under any circumstances, destroy or alter any Company documents in anticipation of any investigation, inquiry, action or proceeding, or in anticipation of a request for those documents from any government or regulatory agency, court or participant in any action or proceeding.  In addition, employees should never lie or make any misleading statements, or attempt to cause any other Company employee or any other person, to fail to provide information or to provide any false or misleading information in connection with any investigation, inquiry, action or proceeding.

Any questions regarding the propriety of destroying or altering Company documents should be referred immediately to the Chief Financial Officer.

FAIR DEALING

We seek to outperform our competition fairly and honestly.  We seek competitive advantages through superior performance, never through unethical or illegal business practices.  Stealing proprietary or confidential information, possessing trade secret information that was obtained without the owner’s consent, or including such disclosures by past or present employees of other companies is prohibited.  Each employee should respect the rights of and deal fairly and honestly with the Company’s suppliers, operators, purchasers, partners, joint interest owners, competitors and associates.  No employee should take unfair advantage of anyone through manipulation, concealment, and abuse of confidential information, misrepresentation or any other unfair or unethical practice.  All dealings on behalf of the Company must be conducted within the spirit and letter of the law.

COMPLYING WITH LAW

Each employee must adhere to the letter and spirit of all laws and regulations in effect where the Company does business.  This means not only obeying the law, but also avoiding any activity that appears improper.  We are each responsible for knowing the laws applicable to the performance of our job.

INSIDER TRADING AND COMMUNICATIONS WITH SECURITIES INDUSTRY PROFESSIONALS AND SHAREHOLDERS

Many of us have access to information concerning the Company and its affiliates which is confidential.  The Federal securities law prohibits any person from buying or selling securities of a company when in possession of material, non-public information about that company.  It is also illegal to pass along such information to others.  Non-public information is material if it could be important to an investor in making an investment decision.

Accordingly, each employee, officer and Director must adhere to these guidelines:

➢	You may not buy or sell any Company securities when you have material, non-public information about the Company.

➢	Similarly, you may not engage in transactions in the securities of another company when you have inside information of the company that you obtained through your employment.

➢	You may not share confidential Company information with anyone either inside (unless on a “need to know” basis) or outside the Company.

➢	You should not engage in speculative transactions involving the Company’s securities, such as exchange-traded options, short-sales or derivative instruments.

In addition, you should not share any non-public information with any securities industry professional (such as a broker or analyst) or any Company shareholder or the press.  To avoid issues, all inquiries for information from these persons should be directed to the President.

PAYMENTS TO GOVERNMENT OFFICIALS;
FOREIGN CORRUPT PRACTICES ACT

It is against Company policy, and most times illegal, to offer payments or gifts to public officials.

Our policy is clear:  no payments or gifts should be made, directly or indirectly through a third party, to any government official, political party or candidate for public office, either in the U.S.

or abroad.

The Foreign Corrupt Practices Act also requires the Company and all of its subsidiaries to make and keep accurate and complete books, records and accounts, and maintain a system of internal accounting controls.

HEALTH, SAFETY AND THE ENVIRONMENT

Our Company is committed to protecting the health and safety of our employees and to environmental stewardship.  We are committed to compliance with health, safety, and environmental laws and regulations.  All employees are expected to understand the health, safety and environmental laws and regulations affecting their business activities.